UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 7, 2017

MIMECAST LIMITED

CityPoint, One Ropemaker Street,

Moorgate London EC2Y 9AW

United Kingdom

Tel: +44 0207 847 8700

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 21, 2016, Mimecast Limited, a public limited company organized under the laws of the Bailiwick of Jersey (the “Company” or “Mimecast”), and its indirectly wholly owned subsidiary, Mimecast Development Limited, a company incorporated under the laws of England and Wales (“MDL”), completed the acquisition of substantially all of the assets of iSheriff, Inc. (“iSheriff”) pursuant to the terms of that certain Asset Purchase Agreement (the “Purchase Agreement”) dated November 21, 2016 by and among MDL, the Company, iSheriff and Updata Partners IV, L.P. et. al., (the “Acquisition”).

The total preliminary purchase price of $6.2 million consisted of a cash payment of approximately $5.6 million, subject to certain adjustments, and $0.6 million in purchase price held back in respect of claims for indemnification for one year from the purchase date. Additionally, the Purchase Agreement includes contingent consideration related to a discretionary purchase price in the amount of $2.0 million, which is payable at the sole and absolute discretion of the Company on the one year anniversary of the purchase date. The cash payment may be adjusted for certain working capital adjustments which are identified by the Company within 75 days of the acquisition date and subject to a 30-day review period by the seller. The Company and iSheriff are currently reviewing working capital adjustments proposed by the Company. These adjustments, if any, will affect the final amount of the purchase price and the allocation of that purchase price to the working capital accounts.

The primary purpose of this Report on Form 6-K is to file certain financial statements of iSheriff and certain pro forma financial information of the Company (as set forth below) to be incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-215642) as filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2017.

Financial Statements and Exhibits.

(a)    Financial Statements of Businesses Acquired.

The audited consolidated financial statements of iSheriff, including the consolidated balance sheets as of June 30, 2016 and 2015 and the consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit and cash flows for the years ended June 30, 2016 and 2015 are filed as Exhibit 99.2 to this Report on Form 6-K.The report of Grant Thornton LLP is included in Exhibit 99.2 to this Report on Form 6-K.

The unaudited condensed consolidated financial statements of iSheriff, including the condensed consolidated balance sheet as of September 30, 2016 and the condensed consolidated statements of operations and comprehensive loss and cash flows for the three months ended September 30, 2016 and 2015 are filed as Exhibit 99.3 to this Report on Form 6-K.

(b)    Pro Forma Financial Information.

The following unaudited pro forma financial information of the company is filed as Exhibit 99.4 to this Report on Form 6-K:

(1)	Unaudited pro forma condensed combined statement of operations of Mimecast for the year ended March 31, 2016; and

(2)	Unaudited pro forma condensed combined statement of operations of Mimecast for the six months ended September 30, 2016.

The Company has not provided a pro forma combined balance sheet as of September 30, 2016 because the Acquisition was reflected in the Company’s unaudited consolidated balance sheet as of December 31, 2016 included in the Company’s Report on Form 6-K filed with the SEC on February 9, 2017.

(c)    Exhibits.

See Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIMECAST LIMITED

Date: March 7, 2017	By:	/s/ Peter Campbell
Peter Campbell
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Consent of Grant Thornton LLP.

99.2	Audited consolidated balance sheets of iSheriff, Inc. as of June 30, 2016 and 2015 and related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit and cash flows of iSheriff, Inc. for the years ended June 30, 2016 and 2015.

99.3	Unaudited condensed consolidated balance sheet of iSheriff, Inc. as of September 30, 2016 and June 30, 2016 and related condensed consolidated statements of operations and comprehensive loss and cash flows for the three months ended September 30, 2016 and 2015.

99.4	Unaudited pro forma condensed combined statement of operations of Mimecast for the year ended March 31, 2016 and pro forma condensed combined statement of operations of Mimecast for the six months ended September 30, 2016.